Exhibit 4(a)5

Any text removed pursuant to the Company's confidential treatment has been separately submitted with the U.S. Securities and Exchange Commission and is marked [***] herein.

Amendment 157
to the
Amended and Restated License Agreement
for the Use and Marketing of Programming Materials
dated May 31, 1996 as amended (the "1996 Agreement")
between
International Business Machines Corporation
and
Dassault Systemes

This Amendment ("Amendment") is entered into by and between International Business Machines Corporation ("IBM"), incorporated under the laws of the State of New York and Dassault Systemes, ("DS"), a French société anonyme, each a "party" and collectively the "parties".

Whereas, DS is the developer and owner of 3D/2D Computer Aided Design/Computer Aided Manufacturing/Computer Aided Engineering/Product Development Management, Digital Manufacturing, Digital Mock Up and PLM infrastructure software programs marketed under various trademarks, and which constitute the PLM solution

Whereas, IBM will market and sell Licensed Programs to Named Accounts, as defined below.

Whereas, the DELMIA, and ENOVIA MatrixOne products will be licensed to IBM for sale as Licensed Programs.

Whereas, the parties wish to amend the 1996 Agreement for the purposes of making the changes associated with the foregoing.

Now therefore, the parties agree as follows:

1.0   DEFINITIONS

Delegated Account shall mean the coverage of a Named Account, as defined below, by an IBM PLM business partner on behalf of IBM for the corresponding Brand.

DS Transition Customer shall mean those current customers of DS that appear on the Named Account List and have a DS license for one or more DS Product Brands for which the customer is a Named Account. The transition is limited to such Brands.

IBM covered shall mean the coverage of a Named Account directly by IBM for the corresponding Brand.

IBM Plan Rates shall mean the currency exchange rates used by IBM to measure and report revenue and profit at constant currency.

IBM Transition Customer shall mean those current customers of IBM PLM products that do not appear on the Named Account List.

International Customer shall mean an entity that has locations/Subsidiaries in multiple countries.

Inventory shall mean for each of the parties, any customer installed base (per products, license and seats).

Inventory Information shall mean the relevant information relating to the Inventory pertaining to a transition customer, provided by the party transitioning such customer to the other party. The Inventory Information shall contain that which is agreed on in accordance with Section 4.1.1, but at a minimum include the information contained in the inventory records, which is installed base (products and quantity), billing and shipping address, account name and an indicator whether ALC/RLC is active and billing. Inventory Information also includes software license key information.

Jointly covered shall mean the coverage of a Named Account for the corresponding Brand i) by DS for the PLM application software sale and ii) by IBM for the executive selling and contract closure.

Named Account shall mean the end user customers and prospects identified in the Named Account Lists attached as Exhibits 1 to 3 to this Amendment to which IBM is entitled to distribute the current and New DS Products Brands pursuant hereto.

Named Account List shall mean the list containing the Category 1 Named Accounts and the Category 2 Named Accounts, as described in Section 3.1 and as such list may be modified from time to time as provided for in this Amendment. There is one Named Account List for CATIA, ENOVIA VPLM and ENOVIA SmarTeam, and one Named Account List for each of the New DS Product Brands.

New DS Product Brand shall mean DELMIA and ENOVIA Matrix One.

2.0   OVERVIEW

Following is a summary of the key elements agreed on by the parties. Related terms and conditions are set forth in subsequent sections of this Amendment.

2.1 IBM will sell the Licensed Programs to Named Accounts as provided herein.

2.2 DS will license to IBM the DELMIA and ENOVIA MatrixOne product portfolios to market and sell as Licensed Programs in the Named Accounts listed in the corresponding Exhibit, under the terms and conditions of the 1996 Agreement, unless otherwise provided in this Amendment. The parties will initiate discussions in the course of the first quarter 2007 in order to agree on the terms and conditions for the licensing of SIMULIA to IBM by DS for distribution.

2.3 IBM Transition Customers will be transitioned to DS and DS Transition Customers will be transitioned to IBM as described herein.

2.4 A channel management agreement may be implemented in each country for a minimum period of 6 months prior to the agreed date for the start of the transition of IBM Transition Customers to DS in the corresponding country (as set forth in Exhibit 4 hereto). Any such agreement will be formalized in a Participation Agreement under the Channel Management Service Provider ("CMSP") Agreement currently in place between the parties. The agreed schedule for the CMSP deployment is attached as Exhibit 5 hereto.

2.5 Each party will cooperate with the other to facilitate an orderly customer and channel transition and minimize any conflicts or impacts. In support of this commitment, each party will appoint transition focal points by geography, country, and/or functional area, as the parties mutually agree.

2.6 A communications plan shall be jointly developed and executed to help explain these actions to customers, the channel, analysts and media.

2.7 Each year, DS will offer a royalty incentive to IBM to grow IBM PLM revenue in the Named Accounts. DS will offer a royalty incentive to IBM on IBM PLM SMB revenue for each year of the expected transition period set forth in Section 10.6.

2.8 A governance process will be implemented to review transition performance and address issues, as provided in Section 11.

3.0   ACCOUNT COVERAGE

3.1 The Named Account Lists contain:

  (i)
  a first category of customer accounts (i.e. locations identified by IBM by the following information to the extent it is available in the IBM customer records: account name, enterprise number, customer number, country, and geography) consisting of certain Named Accounts which have produced PLM revenue in 2005 and which were not "Delegated Named Accounts" as per the meaning of the Channel Management Service Provider Agreement ("Category 1 Named Accounts");

  (ii)
  a second category of customer accounts (i.e. locations identified by IBM as described in Section 3.1(i)) consisting of (a) certain Named Accounts which either have not produced revenue in 2005 or were "Delegated Named Accounts" (as defined above), and (b) new accounts ("Category 2 Named Accounts");

  (iii)
  The DS product brand name for which they are relevant;

  (iv)
  The coverage model: "IBM covered", "Jointly covered", or "Delegated Account";

  (v)
  The name (and fees when already set) of the IBM PLM business partner for the Delegated Account, when applicable;

  (vi)
  The indication of International Customers; and

  (vii)
  If available, the contact person for each customer account, within IBM and DS.

3.2 Changes in the Named Account Lists

3.2.1 Quarterly through the Named Accounts Council set forth in Section 11.1, the Named Account Lists will be jointly reviewed and additions/deletions will be made, as appropriate, by agreement between DS and IBM.

Criteria to be considered for the addition of an account to the Category 1 Named Account list include, but are not limited to:

  a)
  Category 2 Named Accounts performance in accordance with Section 3.2.2; and,

  b)
  Opportunity to leverage substantial synergies with other IBM products or services sold to the customer.

It is understood that DS will make the final determination regarding the deletion of a Category 2 Named Accounts when such account has not produced PLC revenue in the preceding 12 months.

The Named Account Lists may also be modified in accordance with the provisions of Section 11.4.

3.2.2 Category 2 Named Accounts having produced new license revenue with a dedicated sales coverage by IBM and a [***] forecast for the coming year will become Category 1 Named Accounts, subject to an agreed upon transition plan if a business partner is involved in the corresponding account. Accounts that do not achieve the foregoing will be reviewed as part of the Fall Plan process. Named Accounts can be added to Category 2 upon joint IBM/DS agreement through the governance process described in Section 11.1.

3.3 Subject always to Section 3.2, or unless it is agreed to be removed via the governance process described in Section 11.0, when an account is designated as a Category 1 Named Account, it will remain so designated for a period of five (5) years from the date of this Amendment, subsequent to which it will be candidate to be renewed for successive three (3) year periods.

Subject always to Section 3.2, when an account is designated as Category 2 Named Account, it will remain so designated until December 31st of the year following the year in which the account was designated as Category 2 Named Account ("Initial Period"). Following the Initial Period, a Category 2 Named Account will either be (i) moved to Category 1 pursuant to the criteria in Section 3.2.2, (ii) renewed for one (1) year, or (iii) removed as a Category 2 Named Account via the governance process in accordance with criteria to be agreed upon by the parties.

3.4 International Customers

3.4.1. Centralized Procurement International Customers

Centralized Procurement International Customers are customers with remote locations/Subsidiaries in several geographies that request a global agreement at their headquarters location which sets prices, terms and conditions, for their remote locations/Subsidiaries, and:

  i)
  the headquarters location does worldwide centralized purchasing and payment, and has responsibility for delivery of the products to their locations/ Subsidiaries, or

  ii)
  the remote locations/Subsidiaries do local purchasing and payment for the products, and

  iii)
  the headquarters and remote locations/Subsidiaries include both Named and non-Named Accounts.

With each Centralized Procurement International Customer, IBM and DS each agree to first encourage local purchasing by explaining the benefits of local purchasing over centralized purchasing. However, if after such encouragement, the International Customer still requests to centrally purchasing licenses, the sale shall proceed unless the parties mutually agree otherwise.

Centralized Procurement International Customers also include all customers who have executed central procurement contracts with IBM or DS prior to the date of this Amendment.

3.4.1.1. IBM will have responsibility for Centralized Procurement International Customer contracts when the headquarters location for the Centralized Procurement International Customer is a Named Account. DS will have responsibility for Centralized Procurement International Customer contracts when the headquarters location for the Centralized Procurement International Customer is a non-Named Account. The party responsible for the contract will provide compensation to the other party (DS or IBM) responsible for the locations/Subsidiary, as described below.

3.4.1.2 Each new request to become a Centralized Procurement International Customer, will be reviewed by IBM and DS. An International Operating Council ("IOC") comprised of Geo/IOT representatives of IBM and DS will meet on a bi-weekly basis during the first two months of the quarter, and weekly during the last month of the quarter. The IOC will verify that the IBM or DS teams have presented the benefits of local purchasing over centralized purchasing to the procuring location, and will review the International Customers' response. Where the benefits of doing business locally have been explained but the International Customer still wants centralized purchasing, the IOC will do the following, unless mutually agreed otherwise:

  (a)
  Permit the customer to transition all licenses within the scope of the transaction to relevant locations. IBM and DS will share Inventory records to expedite this consolidation. Transfers will be handled in accordance with Section 3.4.2.

  (b)
  Recommend, in such case, either (i) that a fee representing [***] of the PLM PLC Product Revenue (as defined below) or (ii) that another level of compensation, be paid to the other party (i.e., DS or IBM) associated with the initial centralized procurement sales transaction and any future new sales transaction at the remote location(s). This compensation is for ongoing sales support activities at the non-procuring location(s).

The party that will hold the central procurement contract (and therefore receive the revenue) will make any agreed upon payment(s) to the other party, who will be responsible for compensation due to their business partner. Payment of any compensation to a business partner shall be documented in a project form to be signed by the party holding the BP contract (IBM or DS, as appropriate), and the business partner, stating that such payment compensates the business partner for the corresponding loss of revenue and for the business partners' efforts to support the customer and generate new business.

For the purpose of this clause, "PLM PLC Product Revenue" shall mean the PLC revenue, for the corresponding country, computed as a ratio of the total PLC revenue on the International Customer account multiplied by the number of licenses in use in that country divided by the total number of licenses available to such customer. PLM PLC Product Revenue shall be net of any refunds, credits and sales tax.

Each such International Customer will be required, upon the conclusion of each central procurement transaction, to declare the location where it uses and intends to use the licenses. For existing central procurement transactions closed since October 1, 2005, this information will be provided shortly after the date of this Amendment, provided that the existing customer contract terms require the customer to provide such information (or absent such terms, if the customer provides upon request).

3.4.1.3 The IOC shall also ensure that, when an International Customer desires to locally purchase and pay for licenses under a central procurement agreement, if such customer is an IBM Named Account in the country where the headquarters is located, DS will serve as an IBM agent in countries where such customer is not an IBM Named Account. Where DS performs the sales process as well as the local product distribution, key issuance and Level 1 support, DS will be paid a fee representing [***] of the PLC and RLC revenue it so generates, in consideration for such activities. The parties may mutually agree to another level of compensation when DS performs fewer activities for an International Customer. The parties further agree to exclude from the PLC/RLC revenue used in calculating the fee due DS, the PLC/ALC revenue from Jointly Covered DS Product Brands.

If such customer is a DS account in the country where the headquarters is located, IBM will serve as a DS agent in countries where such customer is not a DS account. Where IBM performs the sales process as well as the local product distribution, key issuance and Level 1support, IBM will be paid a fee representing [***] of the PLC and RLC revenue it so generates, in consideration for such activities. The parties may mutually agree to another level of compensation when IBM performs fewer activities for an International Customer.

3.4.1.4 The customer situation will be routed to the IBM PLM Worldwide Sales General Manager, PLM Finance Leader, DS Executive Vice President and Chief Financial Officer, and the DS Executive Vice President, Channel Sales and the DS Executive Vice President Business Transformation and Services, for determination if another approach should be taken, and for approval of the business partner compensation.

3.4.2 International Customer License Transfers

When an International Customer requests to transfer a license(s) between locations/Subsidiaries which are a mix of Named Account and a non-Named Account, the parties agree to the following:

  (a)
  Neither party will grant permission for such transfers without prior written agreement between IBM and DS international focal points. Should the parties reach an agreement thereupon, the Inventory Information shall be shared between the parties in order to implement the necessary transfers.

  (b)
  As a condition of approving the transfer of a license, IBM and DS will require the customer to cancel their RLC or ALC as the case may be and terminate associated license agreements for inventory migrating from IBM to DS or DS to IBM, as appropriate.

  (c)
  Subject to paragraph (a), IBM will approve requests to transfer licenses purchased from IBM in one country to another country where the account is not a Named Account, The customer will be required to sign associated DS transaction documents to initiate the DS license(s).

  (d)
  Subject to paragraph (a), DS will approve requests to transfer licenses purchased from DS in one country to another country where the account is a Named Account. DS agrees that IBM may discount the RLC to the customer consistent with the discounting offered in the transferred-to country and industry.

4.0   ACCOUNT TRANSITION

4.1 Information Exchange

4.1.1 IBM and DS shall jointly agree, within thirty (30) days after execution of this Amendment, on the information that constitutes Inventory Information. One guiding principle in the determination of Inventory Information is that neither party will be required to collect and provide information that the party does not currently track or record. In addition to the Inventory Information identified in Section 1.0 Definitions, Inventory Information may include information such as form of customer agreement (e.g., ICA or custom contract), and name of business partner associated with the customer.

4.1.2 Neither party will have any obligation to provide information to the other party in violation of any privacy regulation or in breach of a customer confidentiality agreement. In the event information to be exchanged by the parties pursuant to this Amendment is restricted by privacy regulations or customer confidentiality, the parties will work together to address any such circumstances and request customer consent to disclose the confidential information to the other party.

4.2 IBM Transition Customers

4.2.1 IBM Transition Customers will be transitioned to DS. IBM Transition Customers in each country, including academic and CATIA Student program customers, will be transitioned beginning on or after the date set forth for that country in Exhibit 4.

4.2.2 The IBM Customer Transition Date shall be deemed to have occurred when: (a) for the IBM Inventory, the IBM Transition Customer has terminated the IBM license agreements, and entered into new license agreements with DS (or any of its affiliates), and (b) DS has notified IBM as set forth in Section 4.2.7.

DS is responsible for transitioning IBM customers to DS and for obtaining written termination of the IBM licenses by the IBM Transition Customer, using a termination form agreed upon between IBM and DS within thirty (30) days from the date of this Amendment. The parties agree that the customer will not be required to return or destroy any IBM PLM programs or documentation provided by IBM. Within thirty (30) days after the IBM Customer Transition Date, IBM will process the recurring charge refund due to the customer, if any. It is expressly agreed that IBM Transition Customers will be entitled to continue to use the software key provided by IBM for the use of the corresponding software under a DS license agreement. Replacement keys needed by IBM Transition Customers following transition will be provided by DS.

4.2.3 The terms of any unique (custom) contracts with customers that are a non-Named Account will be reviewed on a case-by-case basis by IBM and DS. IBM will remain responsible for all such agreements and customers while a determination is jointly made on the disposition of the contract and a transition plan is set up by IBM and DS. For those contracts which IBM will continue to fulfill, if an IBM PLM business partner is involved, IBM will compensate the IBM PLM business partner and DS (in its capacity as channel manager) in accordance with the fee model in force prior to the date of this Amendment for SMB customers.

4.2.4 All terms and discount commitments, including IVO's, made to a customer by IBM, where DS has agreed to the terms and discounting via special bid, will be (i) applied by DS directly to a transitioned customer until the expiration of such commitment and (ii) honored by DS when IBM retains responsibility for the customer.

4.2.5 IBM will provide Inventory Information to enable DS to identify and track the IBM Transition Customer's installed base of DS PLM products. IBM will provide the Inventory Information not later than forty-five (45) days before the corresponding Country Transition Date, except for those countries transitioning January 1, 2007. For these countries, and except as set forth below, IBM will provide Inventory Information through the third quarter 2006 within twenty (20) days after execution of the Amendment. Not later than forty-five (45) days after execution of the Amendment, IBM will provide the Inventory Information for the fourth quarter 2006. With respect to software license key information for the countries transitioning on or before January 1, 2007, IBM will use commercially reasonable efforts to provide such information within forty five (45) days after execution of the Amendment. IBM will work with DS to resolve any discrepancies between any customer's records and those provided to DS by IBM. In addition, IBM will provide DS with any useful information related to PLM prospects for the SMB market in the CMSP countries and in the territories being transitioned to DS.

4.2.6 IBM will provide training or education required to ensure that DS personnel understand the IBM licensing terms and conditions for the purpose of the transition.

4.2.7 DS shall promptly notify the IBM PLM country transition focal point upon any effective transition of any IBM Transition Customer. Notification will be in the form of a report, indicating the customer name, the customer number(s), the products and associated number of licenses, the customer address and the Customer Transition Date.

4.2.8 IBM will provide DS with a copy of any formal or written customers claim or action. IBM shall notify DS in writing of any discrepancy between the information contained in DS's report, as provided in Section 4.2.7 and its own record of the transitioned inventory.

4.2.9 Products (including additional seats) ordered by a customer on or after the country transition date will be licensed under a non-IBM agreement unless otherwise provided in this Amendment or unless otherwise agreed between the parties.

4.3 DS Transition Customers

4.3.1 DS Transition Customers will be transitioned to IBM. The DS Customer Transition Date shall be deemed to have occurred when: (a) for the DS Inventory, the DS Transition Customer has terminated DS license agreements and entered into new license agreements with IBM (or any of its affiliates), and (b) IBM has notified DS as set forth in Section 4.3.5.

IBM is responsible for transitioning DS customers to IBM and for obtaining written termination of the DS licenses by the DS Transition Customer, using a termination form to be agreed upon between IBM and DS within thirty (30) days from the date of this Amendment. The parties agree that the customer will not be required to return or destroy any DS programs or documentation provided by DS. Within thirty (30) days after the DS Customer Transition Date, DS will process the recurring charge refund due the customer, if any. It is expressly agreed that DS Transition Customers will be entitled to continue to use the software keys provided by DS for the use of the corresponding software under an IBM license agreement. Replacement keys needed by DS Transition Customers following transition will be provided by IBM.

IBM will transition DELMIA or MaxtrixOne accounts when it sells new licenses to the corresponding DS Transition Customers, for a meaningful amount.

4.3.2 The terms of any unique (custom) contracts with customers that are a Named Account will be reviewed on a case-by-case basis by DS and IBM. DS will remain responsible for all such agreements and customers while a determination is jointly made on the disposition of the contract and a transition plan is set up by DS and IBM.

4.3.3 DS agrees to provide IBM with appropriate discount authority and other terms and conditions via the special bid process to enable IBM to fulfill commitments, including IVO's, made to the customer by DS.

4.3.4 Subject to confidentiality or privacy restrictions, DS will provide Inventory Information to enable IBM to identify and track the DS Transition Customer's installed base of DS PLM products. DS will provide the Inventory Information not later than forty-five (45) days after execution of this Amendment. DS will work with IBM to resolve any discrepancies between any customer's records and those provided to IBM by DS.

4.3.5 IBM shall promptly notify the DS PLM country transition focal point upon any effective transition of any DS Transition Customer. Notification will be in the form of a report indicating the customer name, the customer number(s), the products and associated number of licenses, and the customer contact and address, and the Customer Transition Date.

4.3.6 Products (including additional seats) ordered by a customer on or after the DS Customer Transition Date will be licensed under an IBM agreement unless otherwise provided in this Amendment or unless otherwise agreed between the parties.

4.3.7 DS will provide training or education required to ensure that IBM personnel understand the DS licensing terms and conditions for the purpose of the transition.

4.4 Each party will have responsibility for fulfilling all commitments and obligations under their respective customer agreements until the IBM or DS Customer transition date, as applicable.

5.0   CHANNEL

5.1 IBM may invite IBM PLM business partners in Named Accounts to support the IBM coverage. IBM will compensate the business partner in accordance with Section 5.4 below. On an exceptional basis and with DS' prior written agreement, there may be Delegated Accounts, which shall be identified on the Named Account Lists. On Delegated Accounts, IBM will compensate the business partners in accordance with the current fee model, and pay DS a channel management fee of [***] of the IBM PLM revenue recognized for the Delegated Account as compensation for managing the business partner. For the avoidance of doubt, a channel management fee shall be due by IBM to DS in Japan for managing business partners associated with those Named Accounts that are subcontractors of Toyota; this fee shall be [***] of the PLM revenue recognized by IBM from these Named Accounts. There will be no payment of a channel management fee to DS for IBM's use of a business partner to support the IBM coverage.

5.2 DS will offer all current IBM PLM business partners an opportunity to become a DS business partner. DS will share the main elements of its general VAR agreement with IBM so that IBM can promote it with the IBM PLM business partners.

5.3 Consistent with the Communications Plan described in Section 8.0, IBM and DS will jointly inform the IBM PLM business partners about changes in the coverage model promptly after this Amendment is executed. The objective is to enable the business partner to adjust their infrastructure and business plans to minimize any impacts.

5.4 Upon execution of this Amendment, the Named Account List will be used as a reference for IBM PLM business partner commission and engagement rules in all countries. The fees (or discounts in Asia Pacific) that are applicable for 2006, as set forth in the IBM PLM business partner agreement, will apply to all accounts which are not on the Named Account List when an IBM PLM business partner has closed a sale in those accounts. For Named Accounts, where IBM PLM business partners are invited, the standard commission is [***]. IBM, in its sole discretion, can decide to pay the IBM PLM business partner a higher fee or lower fee depending on the level of work performed by the business partner, except when a level of fee has been set in Exhibits 1 to 3.

5.5 On the country transition date set forth in Exhibit 4, IBM will do the following:

  (a)
  Cease paying to IBM PLM business partners a growth bonus, a local bonus, and any recurring payments. Where necessary (mid year transition) the growth bonus payment and recurring payments will be adjusted accordingly by IBM.

  (b)
  Cease all PLM specific business partner support (sales / marketing) which is not directly linked to the Named Account engagements the IBM PLM business partner might have. DS is expected to provide this support under their business partner relationships, to the extent these business partners have actually entered into a general VAR agreement with DS.

  (c)
  Freeze the current accreditation process. The IBM PLM business partner authorization will be IBM's responsibility and independent of the accreditation requirements imposed previously.

5.6 The IBM commitment to pay a defined average level of commission on the total SMB revenue will end on December 31, 2006. IBM will keep the current fee model in the countries that have not transitioned, in order for the IBM PLM business partners to continue to earn the same fees in percentage of transaction revenue as those applied before the date of this Amendment.

5.7 IBM will be solely responsible for IBM PLM business partner engagements in Named Accounts, subject to Section 5.1 above.

5.8 IBM and DS will jointly manage the IBM PLM business partner transition in compliance with local laws and regulations, and to mitigate any issues or liabilities.

Both parties agree to fully support the transition process with each IBM PLM business partner and work together to minimize any adverse consequences for the IBM PLM business partner in the context of the transition. However, circumstances may arise where an IBM PLM business partner asserts a claim against IBM arising from the transition of its PLM business for Licensed Programs pursuant to this Amendment (a "Transition Claim"). In the event a Transition Claim is made against IBM by an IBM PLM business partner, DS will defend each such claim and pay any settlement amounts it authorizes and all costs, damages and attorneys' fees that a court or other tribunal awards to such IBM PLM business partner pursuant to a final decision, provided that IBM provides DS with timely written notice of the claim such that DS's defense of the case is not hindered, and fully and timely cooperates with DS in the defense of the claim. Transition Claims do not include any claim to the extent such claim, i) arises out of IBM's relationship and dealings with, or action vis a vis, the IBM PLM business partner (excluding, for the avoidance of doubt, the transition per se), or ii) arises from IBM's failure to comply with its obligations under this Amendment, including its obligation to fully support the transition.

Any IBM PLM business partner commissions for actual sales made by the business partner (i.e., where the order was placed with IBM) prior to transition, will remain an IBM responsibility to pay.

5.9 IBM will provide DS a list of all current IBM PLM business partners within thirty (30) days from the date of this Amendment. DS will inform IBM when an IBM PLM business partner has entered into a business partner agreement with DS.

5.10 For the management of PLM business partner satisfaction and the smooth transitioning of IBM PLM business partners, DS and IBM will nominate a focal point in each geography/country that is responsible to manage this channel transition.

6.0   PRODUCT PORTFOLIO

6.1 DS will provide to IBM all DS products that replace or obsolete any existing products licensed to IBM, (including versions, releases, updates, corrections, and enhancements, whether under the existing brand/product family designation or a different brand/product family designation), made Generally Available from time to time by DS to customers or the DS business partners' network. For the purpose of this Section 6.1,"Generally Available" is defined as the general release of software as commercially available, directly or through licensees or business partners, for use by end user customers, but does not include any products provided solely as a 'beta' version or created for a limited set of end users, or products available online (however, to the extent those products would have a media distribution version they will be available to IBM under this Amendment).

IBM and DS will negotiate in good faith a floor royalty amount per product based on the list price of the product and applying the royalty split corresponding to the coverage model.

If DS makes a change in their business model such that a future product(s) is made available online, the parties will negotiate in good faith a possible participation of IBM in such service.

6.2 Announcement and availability of DELMIA and ENOVIA MatrixOne products will be on a mutually agreed schedule with DS product golden code and product information to be provided within three (3) months from the execution date of this Amendment.

6.3 For DELMIA and ENOVIA MatrixOne, product launch roles, responsibilities, deliverables and schedule will be governed by the 1996 Agreement, and existing IBM/DS joint processes.

6.4 For all DS brands/product families, the products, releases, enhancements and corrections provided by DS to IBM will be at the latest level and on the same schedule as DS provides to their direct and indirect licensees.

6.5 The coverage model for ENOVIA MatrixOne will move to IBM covered for all accounts listed in Exhibit 1, when MatrixOne applications will be integrated within ENOVIA VPLM applications, subject to certification by DS of an agreed upon number of IBM sales representatives.

7.0   TECHNICAL SUPPORT

7.1 IBM will be responsible for Level 1 support activities and DS will be responsible for Levels 2 and 3 support activities for Named Accounts, consistently with the terms of the 1996 Agreement.

7.2 IBM will maintain responsibility for Level 1 technical support activities provided under program services until the customer transitions to DS. On the Customer Transition Date, DS will become responsible for all technical support activities (this includes the provision of service packs, PTFs, hot fixes, etc.).

7.3 Prior to the Country Transition Date, DS will inform IBM (i) on how IBM Transition Customers are to contact DS for technical support (i.e., via telephone or a technical support web site) and (ii) what information the IBM Transition Customer will be required to provide to DS, so that IBM can advise such customers on obtaining technical support.

7.4 On the Customer Transition Date of an IBM Transition Customer, IBM will:

  (a)
  transfer to DS all open problem management records ("PMRs") in a manner to be determined prior to the Country Transition Date.

  (b)
  include in the RETAIN record the current technical information about the problem and the most recent communications with the customer;

  (c)
  transfer ownership of any open critical situations ("CRIT SIT") for the customer and provide DS with current status of the CRIT SIT;

  (d)
  notify the customer via e-mail of all open PMRs being transferred to DS and advise the customer how to contact DS for future support of these problems;

  (e)
  ship any outstanding requests for maintenance packages (Service Packs, PTF, etc.) that were submitted by the customer prior to transition but not yet shipped;

  (f)
  close a PMR after DS's request for its closure or 30 days after IBM's transfer of the PMR to DS, whichever comes first; and

  (g)
  stop the creation of any new PMR for this transition customer.

7.5 On the Customer Transition Date of an IBM Transition Customer, DS will:

  (a)
  be fully responsible for resolving all open incidents for that customer and ensure their problem management system contains the current problem description and status;

  (b)
  be fully responsible for resolving any open CRIT SITS for the customer and ensuring that the problem remains open in their problem management system until worked to resolution;

  (c)
  notify the customer when any open APARs for that customer are resolved, and provide the customer with the closing information; and

  (d)
  make available to the customer(s) all maintenance packages (Service Packs, PTFs, Hot Fixes, etc.) requested after the date of transition.

7.6 On the customer transition date from DS to IBM, (i) IBM will be responsible for Level 1 technical support, and (ii) DS will continue to be responsible for Level 2 and Level 3 technical support, consistent with current 1996 Agreement terms and IBM/DS processes. The following actions will be taken to implement the transfer of Level 1 responsibility for the brands for which IBM provides Level 1 support. Currently, those brands are CATIA, ENOVIA VPLM and ENOVIA SMARTEAM.

  (a)
  DS will provide all current technical information about the problem and the most recent communications with the customer.

  (b)
  DS will transfer all open problems to IBM in a manner to be determined. DS will provide customer contact information for each open problem. IBM will open PMRs in RETAIN for each of these problems, and update the PMR with all information provided by DS.

  (c)
  DS create an authorized program analysis report ("APAR") in RETAIN for any problems being transferred that have an associated code defect that has not yet been closed.

  (d)
  DS will provide IBM with current status of any CRIT SITs and identify the open problem associated with each CRIT SIT.

  (e)
  DS will notify the customer of all open problems being transferred to IBM and advise the customer how to contact IBM for future support (via the IBM technical support web site at

    http://www.ibm.com/software/applications/plm/support/).

  (f)
  DS will ship any outstanding requests for maintenance packages (service packs, PTF, etc.) that have been submitted by the customer prior to the transition date but not yet shipped.

  (g)
  DS can close a problem after acknowledgement from IBM of receipt of the PMR or thirty (30) days after DS's transfer of the problem record to IBM, whichever comes first.

  (h)
  DS will stop the creation of any new incident.

7.7 IBM and DS will coordinate availability and content of fix packages (Service Packs, PTFs, Hot Fixes, etc.) to ensure that the code being used and maintained for Named Accounts and all other accounts is identical.

8.0   COMMUNICATIONS

The parties agree that clear and consistent communications are required with all audiences to ensure that the changes being made, the timing, its impact, as well as the required actions are explained and understood. DS and IBM will jointly develop and mutually agree on an external communications plan to meet that objective.

8.1 DS and IBM communications teams will work jointly to agree on a common communications plan and positioning.

8.2 IBM and DS will jointly prepare and agree upon:

  (a)
  Key messages and Q&A (versions tailored to the different audiences)

  (b)
  Memo/letter to external audiences (customers and business partners) explaining and positioning the change; external letters to IBM PLM business partners will be co-signed by IBM and DS; and

  (c)
  Joint press release explaining the evolution and strengthening of the partnership.

8.3 Each party will be solely responsible for their internal communication which shall however be consistent with the common communication plan.

8.4 Once the communications plan is agreed upon, neither party will deviate from the agreed on plan, either in content or schedule, without written agreement of the other party.

8.5 Internal communications will be consistent with the messages and positioning of the external communications.

9.0   PRODUCT MARKETING

The obligations and responsibilities of the parties for the DELMIA and ENOVIA MatrixOne products are the same as for the other Licensed Programs under the 1996 Agreement. Within three (3) months from the date of this Amendment, the parties will separately document the product marketing roles and responsibilities of the parties to take into account the effect of the changes implemented by this Amendment.

10.0 ROYALTIES

10.1 Royalty Incentives

10.1.1 DS will encourage IBM to grow revenue faster than "Market Growth" in the Named Accounts by providing a royalty incentive. The incentive will start at Named Account revenue growth equal to "Market Growth" and will grow linearly to [***] of revenue at 2X "Market Growth". The incentive will apply to all Named Accounts revenue from all current Brands and from the New DS Product Brands sold in the IBM coverage model. "Market Growth" will be the growth rate used by IBM for the PLM Application Software Market in its Fall Plan each year (which is an average of three industry analysts), which shall exclude from the baseline used to compute revenue growth, any revenue from sales by DS or its business partners to Named Accounts. Annually or on another timeframe as mutually agreed, the parties will document, via a letter or other form of agreement (e.g., contract amendment), the market growth rate and any other conditions specific to that year(s).

The process for measuring the revenue growth will be made in IBM Plan Rates. Then, the resulting incentive will be applied on the IBM Actual Revenue in $US.

10.1.2 A royalty incentive equal to [***] of the SMB revenue attainment in the CMSP countries will be earned by IBM for each year in which DS is performing channel management responsibilities under the IBM/DS CMSP Agreement. The continuation of this incentive will remain subject to the ongoing level of operational support provided by IBM to DS as the CMSP.

10.2 For the New DS Product Brands, IBM will pay DS [***] royalties in the "IBM coverage" model and [***] royalties in the "Joint coverage" model, according to Exhibits 2 and 3. Implementation of the "Joint coverage" model is subject to IBM commissioning its sales resources involved on the full end-user revenue, consistent with the "IBM coverage" model. DS will pay IBM incentives of up to [***] in the "Joint Coverage" model if certain revenue targets are met, and up to [***] in the "IBM coverage" model if certain revenue targets are met as described in Section 10.1 above. Such revenue targets will be set as part of the "Fall Plan" process. During the first quarter of 2007, for implementation early 2007, IBM and DS shall negotiate either i) the continuation of this 85/15 revenue split with a DS compensation for IBM PCO3 extra-commissioning or ii) the implementation of a "business partner model" where DS shall receive a [***] fee in addition to its [***] royalties for the application sale, and IBM shall perform the distribution, the Level 1, contract fulfillment and billing of its customers.

IBM reserves the right to compensate its employees as it solely determines.

10.3 IBM will receive a [***] royalty incentive on all PLM SMB non-Named Account revenue recognized by IBM for Licensed Programs through December 31, 2010.

10.4 Effective on the country transition date per Exhibit 4, IBM will pay DS a royalty of [***] of the country recurring revenue streams recognized by IBM from accounts other than Named Accounts.

10.5 The royalty on revenue recognized from Named Accounts i) for the Licensed Programs licensed to IBM prior to the date of this Amendment will be as set forth in the 1996 Agreement section entitled Royalties, and ii) for the New DS Product Brands, will be as set forth in Section 10.2 above.

10.6 It is estimated that the IBM worldwide non-Named Account total recurring revenue stream decline for Licensed Programs will occur gradually from the date of this Amendment through December 31, 2010.

  (i)
  The following is the assumption as to how that revenue will decline in aggregate on a worldwide basis:

  •
  2007 transition revenue will be [***] of 2006

  •
  2008 transition revenue will be [***] of 2007

  •
  2009 transition revenue will be [***] of 2008

  •
  2010 transition revenue will be [***] of 2009

  The revenue reduction will be monitored and agreed on a quarterly basis by both parties as part of the governance process.

  (ii)
  If the annual revenue received by IBM is less than the amounts assumed in section (i) above, then the parties will jointly assess the cause for the corresponding shortfall, analyzing both the number of licenses and the revenue per license. The parties agree to complete this analysis for ALC/RLC revenue, analyzing the decline on a license basis, weighting those licenses based on the revenue per license at the beginning of the transition period. The parties expect the license quantity to decline at the following rate, where the base year equals the 12 month period prior to transition:

  •
  Year 1: [***] reduction from the base year

  •
  Year 2: [***] reduction from the base year

  •
  Year 3: [***] reduction from the base year

  •
  Year 4: [***] reduction from the base year

  Additionally, it is expected that revenue per license will remain constant during the transition period.

  It is understood that there may be unanticipated situations that cause a customer or customers to migrate sooner than expected. Such situations will be reviewed quarterly as part of the governance process and the DS CFO and the IBM SWG CFO will jointly decide if the revenue upon which the profit compensation is based should be adjusted. In addition, if a non-Named Account becomes a Named account as part of the Named Account governance process, the recurring revenue steam will be recalculated so as to take into account this additional revenue.

  If the result of the analysis substantiates that the revenue shortfall results from licenses transitioning faster than expected or the revenue per license on those transitioned licenses is higher than anticipated in (i) above, DS will compensate IBM at the rate of [***] of the revenue shortfall corresponding to the faster pace or higher revenue per license of the transitioned licenses. Any such compensation due to IBM will be paid by adjustment to the royalties due DS under this Agreement. The adjustment will be made in the royalty payment due to DS sixty (60) days following the end of the calendar year for which the adjustment is owed.

  Each year, IBM shall provide DS with all information regarding any changes in accounts qualification (ISU or SMB) and the above revenue transition schedule will be adjusted accordingly.

10.7 The existing DS delegated discounts authority granted to IBM shall apply on a worldwide basis and in all countries, to the Named Accounts and all other IBM accounts agreed on through the governance process. All prior withdrawals of delegated discount authority are superseded by the foregoing, but only for Named Accounts and other accounts (if any) agreed on through the governance process.

10.8 DS guarantees to IBM continuation of delegated discount authority and approval of special bids for the Named Accounts, and other accounts covered by IBM prior to country transition or as agreed upon through the governance process, consistent with past practice. At a minimum, for new purchases and product migrations, this means:

  (a)
  for IBM sales, directly or through agents, PLC may be discounted up to [***] above the revenue-based discount grid set forth in the Royalties section, up to a maximum total discount of [***];

  (b)
  discounting for AP resellers will be agreed upon so as to be appropriately commensurate with the foregoing; and

  (c)
  continuation of existing IBM and DS authorized pre-approved special programs.

For the avoidance of doubt, the above delegations shall in no circumstance prevent IBM from freely pricing the products to Named Accounts. Any further discounts to Named Accounts shall be exclusively funded by IBM unless otherwise agreed between the parties.

10.9 Should DS offer more favorable prices, terms and conditions, or discounts directly or indirectly to an account on the Named Account List, DS shall give IBM an opportunity to match DS's offer.

10.10 Payment to DS for channel management fees called for herein shall be made on a calendar quarter basis, thirty (30) days after the close of the quarter. Payment will be made with the royalty payment due in that month.

11.0 GOVERNANCE

To ensure appropriate focus and management oversight of the activities implemented by this Amendment, the parties agree the immediate governance model will include Named Account and Transitions Councils, as set forth in more detail below in addition to the existing governance bodies established under the Agreement and summarized in Exhibit 6 to this Amendment. Within forty-five (45) days after the date of this Amendment, the IBM PLM Worldwide Sales General Manager and the DS Executive Vice President Channel Sales will review the existing governance bodies and make a final recommendation on the overall governance structure to reflect the current business environment.

11.1 Named Account Council:

  (a)
  The Named Account council will consist of the IBM PLM Worldwide Sales General Manager, the DS Chief Financial Officer, the DS Executive Vice President of Channel Sales and the DS Executive Vice President Business Transformation and Services will be coordinated by the PLM Global Leader for Business Operations. The council will meet within the first 2 weeks of each quarter. The purpose of the council is to review and approve nominations for new Named Accounts and, on a case by case basis, the coverage by IBM of any non-Named Account. Nominations for new Named Accounts will be provided by the respective IBM Geography Sales Leaders. Nominations must be provided in writing at least two weeks in advance of the meeting with a position documented by the respective DS Geography Sales Leader. The nomination must include the projected revenue for the current and next calendar year, the IBM sales coverage plan, and the rationale for becoming a Named Account. The 3rd quarter meeting each year will also serve as the Fall Plan interlock. Also in this 3rd quarter meeting, all Named Accounts will be reconfirmed for the following year and the revenue targets and sales coverage plans will be reviewed. Mutual agreement of the parties is required for all additions and deletions from the Named Account list except as otherwise provided for in this Amendment. Operational information regarding Named Accounts will be exchanged between the parties within the Named Account Council and shall include the following: (a) contacts name and titles; comments on accounts status; revenue PLC/RLC 2005-2006; account assessment; sales coverage assessment; roadmap assessment and (b) for Delegated Named Accounts: BP's contact names and title.

  (b)
  The parties recognize there may be instances where a decision on adding a new Named Account is needed quickly, prior to the next quarterly meeting. In these instances, the foregoing process will be followed but review will be done via email. The reason for the accelerated process and the date by when a decision is needed will be documented in the nomination request. Each party agrees to take action on the nomination request within 48 hours of receipt.

11.2 Customer Transition Council:

The Customer Transition Council is responsible for ensuring a smooth transition of customers that are not Named Accounts. There will be a council in each geography, consisting of a designated IBM sales leader and sales operations/admin leader and the corresponding DS sales leader. The council will monitor the progress of customer transitions and recurring revenue flow and resolve any issues. Any issues that are not resolved by this Council will be taken to the respective IBM and DS Geography sales leaders for resolution. Any issues that cannot be resolved by the Geography sales leaders will be referred to the IBM PLM Global Leader of Business Operations and the DS CFO to be resolved in their weekly meeting to discuss all IBM/DS business issues.

11.3 Named Account Critical Customer Satisfaction Situations

The parties recognize that in the Named Accounts, customer satisfaction situations may arise and they agree that such situations should be solved by their respective local teams working in cooperation to promptly provide a remedy. The parties further recognize that, notwithstanding the attempts of the local teams, certain situations may become critical (a "Critical Customer Satisfaction Situation").

A.
Critical Customer Satisfaction situations include but are not limited to when a customer:

1)
complains in writing about a lack of support;

2)
threatens to terminate a license or to refrain from ordering new licenses from IBM;

3)
informs either party of a failure in a benchmark or a pilot project; or

4)
informs either party of significant product functionality or performance issues.

  Should either party become aware of a Critical Customer Satisfaction Situation, it shall immediately notify in writing the other party's corresponding geographical focal point.

B.
Resolution Process

  1) Within fifteen (15) days of a notification of a Critical Customer Situation by one party to the other, the parties in the local geographies will jointly determine the cause and nature of the Critical Customer Satisfaction Situation, and define and document an action plan (roles, responsibilities, and implementation schedule) to resolve it, and will track each issue to final resolution. During the first 60 days of the Customer critical situation, the parties will cooperate at no fee to resolve it in the following manner:

  If the Critical Customer Satisfaction Situation results primarily from a product issue, it will be a DS responsibility to resolve. The parties will utilize existing procedures for handling critical situations, unless the parties determine that additional measures need to be taken. IBM will continue to provide Level 1 and local support for Named Accounts to help the Customer go through the issue.

  If the Critical Customer Situation is not caused by a product issue, the action plan will include, if appropriate, onsite support with the possible involvement of DS resources, at DS expense, which shall however not exceed [***] of the total resources deployed for the plan (unless otherwise agreed in writing between the parties).

  2) If the Critical Customer Situation remains unsolved after sixty (60) days from the start of the implementation of the action plan, the following shall apply:

  (i)
  if the situation resulted mainly from a lack of technical resources assigned by IBM to support the customer's implementation of a combination of PLM software, IBM shall enter into a six (6) month renewable agreement with DS under which DS shall augment the IBM resources to provide support to the customer, and shall be compensated as an IBM PLM business partner for the corresponding services, at [***] of the total customer PLM revenue recognized by IBM during the term of the IBM/DS agreement for customer support, unless the Named Account Council at a regularly scheduled or special meeting, if required, decides otherwise. The Named Account Council will review and document each such situation every ninety (90) days to monitor progress towards the resolution and determine whether DS support has to be renewed or not;

  (ii)
  if the situation resulted mainly from IBM's failure to (a) manage the relationship with the customer in a commercially reasonable manner or (b) deploy appropriate sales efforts for a DS Brand for which the customer is an IBM Named Account and has a project, IBM shall enter into a one (1) year renewable agreement with DS under which DS shall augment the IBM resources to provide support to the customer, and shall be compensated as an IBM PLM business partner for the corresponding services. In the case of (a) above, the compensation will be at [***] of the total customer PLM revenue recognized by IBM during the term of the IBM/DS agreement for customer support. In the case of (b) above, the compensation will be [***] of the PLM revenue recognized by IBM for sales of the Brand to the customer during the term of the IBM/DS agreement for customer support. The Named Account Council, at a regularly scheduled or special meeting, if required, may mutually agree to another level of compensation. The Named Account Council will review and document each such situation every ninety (90) days to monitor progress towards the resolution and determine whether DS support has to be renewed or not.

  (iii)
  If the situation resulted from a product issue, a determination will be made if additional IBM resources are required to remedy the situation. If so, IBM will be appropriately compensated by DS.

The Named Account Council will periodically analyze past customer satisfaction problems to proactively determine ways to prevent future Critical Customer Satisfaction problems from occurring.

11.4 Reduction of IBM PLM Staffing

To monitor resource levels, each party will report to the other party its level of sales and support resources in accordance with the existing terms of the 1996 Agreement. On a quarterly basis, the parties will review the resource levels in total and as appropriate, on a Named Account level.

The parties recognize and agree that continuity and stability of the IBM PLM sales force is in the best interests of the parties, and the parties intend to manage to that objective. The parties further recognize that resource level may vary based on revenue outlook.

In the event IBM reduces its overall PLM sales and support resources:

  (i)
  by more than [***] over any twelve month period, IBM and DS will jointly prepare a plan for the reallocation of IBM's resources and Named Account coverage. Such plan will be agreed upon by the parties at the next meeting scheduled within the governance process after a review on an account by account basis, it being understood and agreed that neither party will unreasonably withhold its consent on the plan for reallocation of IBM's resources. In cases where the reallocation of resources results in a total withdrawal of coverage for a Named Account, it is understood and agreed that such account shall be withdrawn from the Named Account List;

  (ii)
  by more than [***] over any twelve month period, DS shall be entitled to terminate this Amendment together with the 1996 Agreement, as amended, upon one hundred and eighty (180) days written notice to IBM. Within the above one hundred and eighty (180) days notice period, the parties shall jointly establish in good faith a termination protocol in order to organize all practical consequences of such termination and avoid disruptions for the customers. IBM undertakes to provide all necessary support and assistance to DS for the conduct of the termination process.

12.0 GENERAL

12.1 This Agreement is nonexclusive and shall in no way preclude either party from developing, marketing or acquiring materials and programs which are competitive.

12.2 This Amendment replaces any prior oral or written agreements or other communication between the parties with respect to the subject matter of this Amendment.

Other than the changes indicated above, it is understood that all other terms of the 1996 Agreement, including all Attachments and Exhibits thereto remain in full force and effect.

If any provision of this Amendment or the 1996 Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby, and such provision shall be deemed to be restated to reflect the original intentions of IBM and DS as nearly as possible in accordance with applicable law(s).

The parties agree that any reproduction of this Amendment by reliable means (such as facsimile or photocopy) will be considered an original of this Amendment.

Agreed to: Dassault Systemes, S.A.		Agreed to: International Business Machines Corporation
By:	/s/ THIBAULT DE TERSANT Authorized Signature	By:	/s/ WALTER H. DONALDSON, JR. Authorized Signature
Name: Thibault de Tersant		Name: Walter H. Donaldson, Jr.
Title: Chief Financial Officer and Executive Vice President		Title: General Manager, Worldwide Product Lifecycle Management
Date: January 2, 2007		Date: January 2, 2007